SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that pursuant to Article 12 of CVM Instruction 358/2002, as amended and currently in force, received correspondence from GIC PRIVATE LIMITED representing the Shareholders GOVERNMENT OF SINGAPORE and MONETARY AUTHORITY OF SINGAPORE, through which informs to the Issuer that Government of Singapore account separately has reached the 5% disclosure limit as of 25 August 2017.

Moreover, reports that holds 13,865,184 common shares, representing 1.275% of the total common shares issued by the Company. This amount does not include 44,600 ADR which have been lent out.

In its correspondence the shareholder also said that the purpose of that participation is strictly for investment, not intended to promote shareholder control change or the Company's management structure; and which were not concluded any instruments governing the exercise of voting rights or the purchase and sale of securities issued by the Company and their ownership.

The full correspondence received by the Company is attached in the end of this press release.

Rio de Janeiro, August 29, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

29 August 2017

Attn:

Armando Casado de Araujo

Investor Relations Director

Centrais Eletricas Brasileiras S.A. - Eletrobras

Av Presidente Vargas. 409 - 13° Floor

20071003 Rio de Janeiro

Rio de Janeiro

Brazil

Dear Sir,

OFFICIAL DECLARATION-POSITION IN CENTRAIS ELETRICAS BRASILEIRAS

S.A. - ELETROBRAS SHARES

Further to our official declaration as of 02 Nov 2016 pursuant to Article 12 of CVM Instruction no. 358, where we, GIC Private Limited ("GIC"), notified Centrais Eletricas Brasileiras S.A. - Eletrobras (the "Issuer") that our aggregate holdings in Centrais Eletricas Brasileiras S.A. - Eletrobras' Class B Preferred Shares (ISIN: BRELETACNPB7) and its ADR (ISIN: US1523401085) reached the 5% disclosure limit, we hereby notify the Issuer that the Government of Singapore account separately has reached the 5% disclosure limit as of 25 August 2017. The table below indicates the details of our holdings:

MARKET ANNOUNCEMENT

Other than the shareholding detailed above, we also hold 13,865,184 common shares (ISIN: BRELETACNOR6) and its ADR (ISIN: US1523402075) (or 1.275% of total common shares issued) in Centrais Eletricas Brasileiras S.A. - Eletrobras as at 25 August 2017. This amount does not include 44,600 ADR which have been lent out.

Please be informed that our interest in Centrais Etetricas Brasileiras S.A. - Eletrobras extends only as far as maintaining a diversified trading portfolio. As such, we have no interest in altering the composition of the control or administrative structures of Centrais Eletricas Brasileiras S.A - Eletrobras.

Furthermore, at the time of writing, we are not a party to any agreement or contract regulating the right to vote or purchase and sell securities issued by Centrais Eletricas Brasileiras S.A. - Eletrobras.

Finally, we would be grateful if you would forward this declaration to the Comissão de Valores Mobiliarios, Bovespa.

Please do not hesitate to contact Mr Jimmy Teo at 65-68898787 or GrplODSubshare@gic.com.sg should you require any further information or clarification.

Thank you for your kind attention.

Yours faithfully,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.